CENTRAL STATES CAPITAL MARKETS, LLC

Financial Statements

With Report of Independent Registered
Public Accounting Firm

December 31, 2023

Filed in Accordance

Rule 17a-5(e)(3)

As a Public Document

Central States Capital Markets, LLC

Financial Statements

As of December 31, 2023

With Report of Independent Registered
Public Accounting Firm



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members
of Central States Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Central States Capital Markets, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the 2023 financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2022.

Central States Capital Markets, LLC

Statement of Financial Condition

December 31, 2023

Assets

Current Assets

Cash and Cash Equivalents	$	343,712
Cash - Restricted		228,743
Investment Inventory		224,023
Accounts Receivable		72,139
Receivables from Other Dealers		14,650
Prepaid Expenses		21,892
Notes Receivable		75,655
Total Current Assets		980,815

Fixed Assets

Office Furniture and Equipment, Vehicles & Improvements	
(Net of Accumulated Depreciation and Amortization $337,612)	28,081

Other Assets

Goodwill	1,282,395
Right of Use Asset	332,276
Total Other Assets	1,614,671

Total Assets	$	**2,623,567**

Liabilities and Members' Equity

Current Liabilities

Accounts Payable and Accrued Liabilities	$	18,353
Note Payable		302,055
Total Current Liabilities		320,408

Long Term Liabilities

Lease Liability	333,011
Total Liabilities	**653,419**

Members' Equity

Total Members' Equity	1,970,148

NOTE 1 – NATURE OF BUSINESS

Central States Capital Markets, LLC (CSCM) was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). CSCM provides services in municipal underwritings, investment expertise in fixed-income securities, municipal debt securities, and asset management with three business locations.

OFFICE LOCATIONS:

4200 W. 83rd Street, Suite 101 Prairie Village, KS 66208
245 N Waco Street, Suite 525 Wichita, KS 67201
2600 Westown Parkway, Suite 220 West Des Moines, IA 50266

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flow.

FAIR VALUE OF FINANCIAL INSTRUMENTS - As of December 31, 2023 our financial instruments consist of cash, investment inventory, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market-based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

CASH AND CASH EQUIVALENTS AND CONCENTRATION OF CREDIT RISK - The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its cash balances in financial institutions, which, at some points in time, may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

REVENUE RECOGNITION – Revenues are recognized through commissions from its broker services based on a trade date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

PROPERTY AND EQUIPMENT – Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate

The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned on trade date verses settlement date. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue, advisory management fees, miscellaneous fees, and other income recognized over time.

COMMISSION REVENUE – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

ADVISORY MANAGEMENT REVENUE – management fees charged to advisory client accounts through its clearing provider, Hilltop Securities. The Company provides ongoing investment advice, custodial services (through its clearing provider, Hilltop Securities), brokerage and execution services on transactions, and performs administrative services. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory management revenue generated is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the advisory management contracts for revenue earned from advisory management fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of advisory management revenues are billed quarterly in advance.

The Company provides advisory management services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory management revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

INTEREST AND DIVIDENDS -- Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

NOTE 4 – NET CAPITAL REQUIREMENT

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2023, the Company maintained deposits of $103,296 and $125,000 respectively in connection with its clearing agreement and promissory note.

NOTE 6 – INCOME TAXES

The Company has elected by unanimous consent of all members to be taxed as a partnership. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to its members.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2023.

The Company recognizes interest and/or penalties related to income tax matters in General administration expenses.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Investments	-	$224.023	-	$224.023

NOTE 8 – NOTE PAYABLE

On March 22, 2023, the Company renewed its Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for aggregate borrowings of up to $2,500,000 maturing March 30, 2024. The Promissory Note bears a credit line of $2,500,000 at base, adjusting daily with a floor of 5.50%. On February 1, 2024 the Company increased the line to $4,250,000 until February 29, 2024 to accommodate additional securities to be purchased during that time. During 2023, the interest varied from 7.5% and to a cap of 8.5% on December 31, 2023.

As of December 31, 2023, the principal balance outstanding was $302,055 and interest expensed in connection with the loan totaled $58,880.

NOTE 9 - RELATED PARTY TRANSACTION

The Company's notes receivable balance on the statement of financial condition is made up of amounts due from member related parties.

NOTE 10 – LEASES

The Company has operating leases for office space and equipment through 2027. Right of Use Asset and lease liability are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. For leases beginning prior to January 1, 2023, the Company used the incremental borrowing rate as of January 1, 2023 as the discount rate instead of the rate at the respective lease commencement date. This departure from generally accepted accounting principles is immaterial to the financial statements as a whole.

As of December 31, 2023 the right of use asset is $332,276 and lease liability totaled $333,011. The 2023 operating lease cost was $173,529.

Maturities of lease liability as of December 31, 2023 are as follows:

Year Ending December 31, 2023	Amount
2024	$ 130,134
2025	$ 100,357
2026	$ 95,163
2027	$ 39,778
Thereafter	$ -
Total Payments	$ 365,432
Less: Interest	$ (32,421)

NOTE 11 - CB&T SIMPLE IRA PLAN

The Company sponsors a Simple IRA plan for all of the employees through Capital Bank & Trust Company (CB&T). The Company matched the first 2% of employee contributions for 2022 in October 2023 for a total employer contribution of $32,913. In 2023 the Company increased the matching employer contribution to the first 3% of contribution by the employees. Employer contributions for 2023 totaled $38,890 and were funded to the employee's Simple IRA accounts in each pay period incurred for 2023.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has a commitment to make lease payments in accordance with the operating leases as disclosed in Note 10 – Leases. The Company does not have any other material commitments, contingencies, or guarantees.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 22, 2024, the date the financial statements were issued.

On March 19, 2024, the Company received an extension from Security Bank of Kansas for the renewal of its Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for aggregate borrowings of up to $2,500,000 originally maturing March 30, 2024. The maturity date is May 30, 2024 with an anticipated new annual maturity date of May 30, 2025 and subsequent renewals on May 30 annually. The Promissory Note bears a variable interest rate equal to Security Bank of Kansas City's prime rate plus 1.75%. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent of the unpaid principal balance.

On March 11, 2024 the Company entered into an agreement and opened a new branch office in Columbus, Ohio. The parties involved have extensive backgrounds in underwriting Municipal Securities Issues throughout the Midwest, providing an additional source of high grade investments for the Company to distribute.

No other subsequent events necessitating financial statement accrual or disclosure have been identified.

NOTE 14 – ALLOWANCE FOR CREDIT LOSES

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.